

September 29, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

> **Re:** **Nanoflex Power Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-193878**

Dear Mr. Ledger:

We have reviewed your registration statement and we have the following comments.

Resale Prospectus

Selling Security Holders, page 10

1. Please disclose the nature person that has voting control over the shares being resold by Miss GPE Holdings.

Distribution Prospectus

General

2. We note your response to comment two in our letter dated August 8, 2014. We reissue part of this comment. Please revise the registration statement to name Nanoflex as an underwriter. We also note the "may be deemed as underwriters" language in the third and fourth paragraphs on page 62. Please also revise to remove the "may be deemed as underwriters" language and name these affiliates as underwriters.

Prospectus Cover page

3. We note disclosure that all shares to be received in the distribution will be restricted and bear a restrictive legend and may only be sold at a fixed price or in a transaction in which an exemption applies. Please revise prospectus to state that you are registering the primary offering by GPEC Holdings through its shareholders of the common stock of NanoFlex Power Corporation. Disclose that this prospectus registers two transactions: the distribution of shares to GPEC Holdings' shareholders and the resale of those shares by GPEC Holdings' shareholders. Please revise throughout the registration statement to

explain that the shares in this offering may only be resold at a fixed price for the duration of the offering and remove disclosure throughout the registration statement that the shares to be received in the distribution will be restricted and bear a restricted legend and may be sold in a transaction in which an exemption applies or pursuant to Rule 144.

Plan of Distribution, page 14

4. Please reconcile the total number of shares listed on the cover page with the total amount disclosed at the end of the table on page 33.

5. Please disclose the name of the natural person with voting control over the shares being resold by selling shareholders named in this table.

6. Please indicate the nature of any position, office, or other material relationship which the selling security holders named in this table have had within the past three years with the registrant or any of its predecessors or affiliates

Legal Opinion, Exhibit 5.1

7. We note your response to comment four in our letter dated August 8, 2014. We reissue part of this comment. Please remove the statement that the opinion "may be relied upon by the Company" since purchasers of the securities in the offering are entitled to rely on the opinions.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Darren Ofsink, Esq.